UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): October 14, 2020

Otis Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3316802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 16th Floor, New York, NY 10017
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series Collection Drop 001 Interests, Series Collection Drop 002 Interests, Series Collection 003 Interests
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
On October 14, 2020, Otis Collection LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), changed the broker-dealer acting as executing broker in connection with each of our offerings from North Capital Private Securities Corporation (“NCPS”) to Dalmore Group, LLC (“Dalmore”). This change is not expected to result in any significant change to the manner in which offerings are conducted or change to the nature of our business or plan of operations.
The interests of the series of our company offered under our offering statement filed with the Securities and Exchange Commission (the “Commission”) and qualified by the Commission on March 27, 2020 (as amended and supplemented, the “offering circular”), may be referred to in this report as “interests” and each, individually, as an “interest.”
Termination of NCPS Broker-Dealer Relationship
In connection with the above, on October 14, 2020, our company entered into a Termination Agreement (the “Termination Agreement”) with NCPS, which agreement terminates the broker-dealer relationship with NCPS and the Broker Dealer Services Agreement, dated November 15, 2019, as amended on February 11, 2020 pursuant to that certain Amendment to Broker Dealer Services Agreement, between our company and NCPS. A copy of the Termination Agreement has been filed as Exhibit 6.1.1 to this report.
Entry into Broker-Dealer Agreement
In advance of and in connection with the above, on September 3, 2020, our company entered into a Broker-Dealer Agreement (the “Broker-Dealer Agreement”) with Dalmore. Pursuant to the Broker-Dealer Agreement, Dalmore serves, effective as of October 14, 2020, as our executing broker in in connection with the sale of our interests. Pursuant to the Broker-Dealer Agreement, Dalmore’s role in the offering is limited to serving as the broker of record, including processing transactions of potential investors and providing investor qualification recommendations (e.g., “Know Your Customer” and anti-money-laundering checks) and coordinating with third-party providers to ensure adequate review and compliance. Dalmore will have access to the subscription information provided by investors and will serve as broker of record for each offering by processing transactions by investors through the platform technology. Dalmore will not solicit any investors on our behalf, act as underwriter or provide investment advice or investment recommendations to any investor. Dalmore is a broker-dealer registered with the Commission and a member of the Financial Institution Regulatory Authority (“FINRA”) and Securities Investor Protection Corporation and will be registered in each state where each offering and sale of interests will occur, prior to the launch of each offering. Dalmore will receive the Brokerage Fee described below but will not purchase any interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with any offering.
As compensation for providing the services to us as described in the Broker-Dealer Agreement in connection with each offering, Dalmore will receive a brokerage fee equal to 1% of the amount raised through each offering (the “Brokerage Fee”). Each series of interests will be responsible for paying the Brokerage Fee to Dalmore from the proceeds of the sale of interests in each such series. The Brokerage Fee will be payable immediately upon the closing of each offering.
In addition thereto, Otis Wealth, Inc. (“our manager”) will pay Dalmore (a) a fee of $1,000 per amendment to our offering circular and (b) a one-time consulting fee of $20,000 for the provision of ongoing general consulting services related to our offerings (such as coordination with third-party vendors and providing general guidance), due and payable following the issuance by FINRA of a no-objection letter. Further, in connection with the execution of the Broker-Dealer Agreement, our manager paid Dalmore a one-time advance payment of $5,000 for out-of-pocket expenses anticipated to be incurred by the Broker, such as costs related to preparing the FINRA filing, due diligence expenses, working with counsel to our manager and our company and other services necessary and required prior to the approval of this offering. Our manager will not be reimbursed for payment of any such fees or expenses.
The foregoing summary of the terms of the Broker-Dealer Agreement does not purport to be complete and is qualified in its entirety by reference to the Broker-Dealer Agreement, a copy of which is filed as Exhibit 6.1.2. to this report.

Launch of Liquidity Platform
Our manager launched an interface on the mobile app-based investment platform called Otis (the “Otis Platform”) that enables investors to indicate interest in buying and selling their holdings (the “Liquidity Platform”). Prior to the launch of the Liquidity Platform, our manager, as operator of the Otis Platform, engaged Dalmore to receive communications of indications of interest from the Liquidity Platform and execute trades.
Dalmore receives no brokerage fees in connection with the Liquidity Platform. Rather, our manager pays Dalmore a fixed monthly fee pursuant to the agreement between our manager and Dalmore.
Safe Harbor Statement
This Current Report on Form 1-U may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our offering circular, as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the Securities and Exchange Commission (which we refer to as the SEC), which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

EXHIBITS
The following exhibits are filed herewith:

Exhibit No.	Description
6.1.1	Termination Agreement, dated October 14, 2020, between Otis Collection LLC and North Capital Private Securities Corporation
6.1.2	Broker-Dealer Agreement, dated September 3, 2020, between Otis Collection LLC and Dalmore Group, LLC

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2020	OTIS COLLECTION LLC By: Otis Wealth, Inc., its managing member

/s/ Michael Karnjanaprakorn
Name: Michael Karnjanaprakorn
Title: Chief Executive Officer